UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ] Check this box if no longer subject to Section 16.
    Form 4 or Form 5 obligations may continue.
1. Name and Address of Reporting Person(s)
   Broughton, George W.
   138 Putnam Street
   P.O. Box 738

   Marietta, OH 45750-0738
2. Issuer Name and Ticker or Trading Symbol
   Peoples Bancorp Inc. (PEBO)
3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

4. Statement for Month/Year
   06/00
5. If Amendment, Date of Original (Month/Year)
   07/10/00
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   [X] Director                   [ ] 10% Owner
   [ ] Officer (give title below) [ ] Other (specify below)
   Director
   .
7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
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1)Title of Security                           2)Trans-    3.Trans- 4.Securities Acquired(A)      5)Amount of    6)  7)Nature of
                                              action      action   or Disposed of (D)            Securities         Indirect
                                              Date        Code                   A               Beneficially   D   Beneficial
                                              (Month/                            or              Owned at       or  Ownership
                                              Day/Year)   Code V   Amount        D  Price        End of Month   I
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
Common Stock                                                                                     71,009         D  Direct
Common Stock                                                                                     2,069          I  As Beneficiary
Common Stock                                                                                     5,835          I  As Custodian
Common Stock                                                                                     45,241         I  As Trustee
Common Stock                                                                                     440            I  by Corporation
Common Stock                                                                                     12,859         I  by Spouse
Common Stock                                                                                     17,824         I  Children (Trust)

Table II (PART 1)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1 through 6)
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1)Title of Derivative          2)Conversion    3)Trans-       4)Trans-  5)Number of Derivative            6)Date Exercisable and
Security                       or Exercise     action         action    Securities Acquired (A)           Expiration Date
                               Price of        Date           Code      or Disposed of (D)
                               Derivative
                               Security                       Code  V   A                D                Exercisable  Expiration
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
Deferred Compensation
Non-Qualified Stock Option     $9.34                                                                                   04/06/03
(right to buy)
Non-Qualified Stock Option     $9.57                                                                                   04/05/04
(right to buy)
Non-Qualified Stock Option     $10.25                                                                                  04/04/05
(right to buy)
Non-Qualified Stock Option     $16.81                                                                                  04/10/07
(right to buy)
Non-Qualified Stock Option     $17.13          04/13/00       A         1,362                                          04/13/10
(right to buy)
Non-Qualified Stock Option     $19.63                                                                                  04/15/09
(right to buy)
Non-Qualified Stock Option     $27.06                                                                     04/08/98     04/09/08
(right to buy)

Table II (PART 2)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1,3 and 7 through 11)
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative          3)Trans-  7)Title and Amount                           8)Price     9)Number of   10) 11)Nature of
Security                       action    of Underlying                                of Deri-    Derivative        Indirect
                               Date      Securities                                   vative      Securities    D   Beneficial
                                                                        Amount or     Security    Beneficially  or  Ownership
                                                                        Number of                 Owned at      I
                  -                      Title                          Shares                    End of Month
------------------------------------------------------------------------------------------------------------------------------------
Deferred Compensation                    Common Stock                   825                       825           D   Direct
Non-Qualified Stock Option               Common Stock                   1,098                     1,098         D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock                   2,416                     2,416         D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock                   1,868                     1,868         D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock                   4,064                     4,064         D   Direct
(right to buy)
Non-Qualified Stock Option     04/13/00  Common Stock                   1,362                     1,362         D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock                   988                       988           D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock                   1,361                     1,361         D   Direct
(right to buy)

Explanation of Responses:

-
Since reporting person's last report, the number of shares held in the following capacity have been distributed and are now owned directly:  14,497 "As Beneficiary"; and 8,076 "As Trustee" (of a Grantor Retained Annuity Trust).  This report also serves to correct the number of shares held in each capacity listed.

SIGNATURE OF REPORTING PERSON
/S/ Broughton, George W.
DATE 08/11/00